FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of April 2009.

Total number of pages: 58

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. UNAUDITED FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE YEAR ENDED MARCH 31, 2009 FROM APRIL 1, 2008 TO MARCH 31, 2009 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

UNAUDITED FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE YEAR ENDED MARCH 31, 2009

FROM APRIL 1, 2008 TO MARCH 31, 2009

CONSOLIDATED

Released on April 24, 2009

NIDEC CORPORATION

Date of Directors’ meeting for financial results: April 24, 2009

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, the New York Stock Exchange

Head Office: Kyoto, Japan

1. Unaudited Consolidated Financial Performance (U.S. GAAP)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Year ended March 31
	2009	2008
Net sales	¥613,458	¥728,756
Ratio of change from the previous period	(15.8)%	18.6%
Operating income	51,806	77,542
Ratio of change from the previous period	(33.2)%	17.6%
Income from continuing operations before income taxes	47,029	64,255
Ratio of change from the previous period	(26.8)%	(5.0)%
Net income	28,353	41,156
Ratio of change from the previous period	(31.1)%	3.1%
Net income per share- basic	¥197.42	¥284.00
Net income per share- diluted	¥194.12	¥276.29

Ratio of net income to shareholders’ equity	9.2%	13.2%
Ratio of income from continuing operations before income taxes to gross asset	6.8%	9.6%
Ratio of operating income to net sales	8.4%	10.6%

Note:1. Equity in net income (loss) of affiliated companies:

¥(48) million for the year ended March 31, 2009

¥39 million for the year ended March 31, 2008

2. NIDEC discontinued its optical pickup unit business, which was one of Nidec Sankyo's businesses, as of December 31, 2008, and as a result, the results of the optical pickup unit business for the year ended March 31, 2009 were recorded as “Income from discontinued operations“ in accordance with the Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets.” Figures for the year ended March 31, 2008 were retrospectively reclassified.

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	March 31
	2009	2008
Total assets	¥702,884	¥671,714
Shareholders’ equity	297,148	319,584
Shareholders’ equity to total assets	42.3%	47.6%
Shareholders’ equity per share	¥2,133.27	¥2,204.94

(3) Unaudited Consolidated Results of Cash Flows

	Yen in millions
	Year ended March 31
	2009	2008
Net cash provided by operating activities	¥66,231	¥94,816
Net cash used in investing activities	(52,659)	(43,724)
Net cash provided by (used in) financing activities	91,160	(27,280)
Cash and cash equivalents at the end of year	¥200,966	¥100,809

2. Dividend Condition

	Yen
	Year ending	Year ended
	March 31, 2010 (estimate)	March 31, 2009	March 31, 2008
Interim dividend per share	¥25.00	¥30.00	¥25.00
Year-end dividend per share	25.00	30.00	30.00
Annual dividend per share	50.00	60.00	55.00
Dividend declared	-	¥8,530 million	¥7,972 million
Dividend payout ratio	25.8%	30.4%	19.4%
Dividend to shareholders’ equity	-	2.8%	2.6%

3. Forecast of Consolidated Financial Performance (for the year ending March 31, 2010)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2009	Year ending March 31, 2010
Net sales	¥250,000	¥550,000
Operating income	15,000	45,000
Income from continuing operations before income taxes	14,000	43,000
Net income	9,000	27,000
Net income- basic	¥64.61	¥193.84

4. Others

(1) Change in number of material subsidiaries during fiscal year

(due to change in the scope of consolidation): Not applicable

(2) Change of the accounting principles, procedures and presentation in the preparation of consolidated financial statements

1. Changed by new accounting standard: Yes

2. Changed by others: Not applicable

Note: See “Change of Important Items Regarding the Basis of Preparation of Consolidated Financial Statements” mentioned above for detail.

(3) Number of shares issued (Common stock)

1. Number of shares issued and outstanding at the end of the respective period:（including treasury stock）

145,075,080 shares at March 31, 2009

144,987,492 shares at March 31, 2008

2. Number of treasury stock at the end of the respective period:

5,782,871 shares at March 31, 2009

47,495 shares at March 31, 2008

3. Weighted-average number of shares issued and outstanding at the beginning and end of the period:

143,616,309 shares for the year ended March 31, 2009

144,914,321 shares for the year ended March 31, 2008

Note: See “Earnings per share” regarding the number of shares used to compute net income per share (on the consolidated basis).

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	131
Number of affiliated companies accounted for under the equity method:	3

(5) Change in Scope of Consolidation and Application of Equity Method

Number of companies newly consolidated:	6
Number of companies excluded from consolidation:	3
Number of companies newly accounted for under the equity method:	-
Number of companies excluded from accounting under the equity method:	2

NON-CONSOLIDATED FINANCIAL STATEMENTS

Parent Company Non-Consolidated Financial Performance

(1) Non-Consolidated Results of Operations (Japanese GAAP)

	Yen in millions (except for per share amounts)
	Year ended March 31
	2009	2008
Net sales	¥134,324	¥189,253
Ratio of change from the previous period	(29.0)%	4.8%
Operating income	7,315	13,980
Ratio of change from the previous period	(47.7)%	24.4%
Recurring profit	25,119	21,307
Ratio of change from the previous period	17.9%	(15.5)%
Net income	21,669	21,519
Ratio of change from the previous period	0.7%	41.9%
Net income per share- basic	¥150.88	¥148.50
Net income per share- diluted	¥148.27	¥144.46

(2) Non-Consolidated Financial Position (Japanese GAAP)

	Yen in millions (except for per share amounts)
	March 31
	2009	2008
Total assets	¥466,817	¥365,713
Shareholders’ equity	212,584	223,357
Shareholders’ equity to total assets	45.5%	61.1%
Shareholders’ equity per share	¥1,526.17	¥1,541.03

Shareholders’ equity:

¥212,584 million for the year ended March 31, 2009

¥223,357 million for the year ended March 31, 2008

 1. Operating and Financial Review and Prospects

(1) Analysis of Business Results

1. Overview of Business Conditions in Fiscal 2008

During the fiscal year ended March 31, 2009 ("this fiscal year"), the world economy further deteriorated as a result of the sub-prime loan-caused chaos in the financial and capital markets and sustained an extremely negative impact that affected the real economy at an unprecedented speed and scale.  This phenomenon was beyond the definition of a depression and should be referred to as a “crash.” Financial concerns and a significant demand decrease caused several industries to suffer an extraordinary utilization reduction, while the capital shortfalls of large corporations accelerated the financial chaos.

Under these economic circumstances, our company’s business performance, which had kept a good momentum during the first half of this fiscal year, slowed down rapidly in the second half of this fiscal year. Nevertheless, we quickly launched a group-wide work-sharing program to maintain employment and fight the recession in preparation for an upcoming age of half economy.  In addition, regarding this economic recession as a very good chance to increase the sales profit ratio when our sales returns to a normal level, we launched the “WPR™ project (Double profit ratio™ project)”(*) to seek a radical profitability reform as part of our efforts to launch anti-recession measures as sustainable actions to improve our profit structure. This effort has enabled us to secure sales profit even in the fourth quarter of this fiscal year, when the consolidated sales of the entire Nidec Group decreased by 50% and minimize the extent of the profit loss of this fiscal year.

*note: WPR™ project (Double profit ratio™ project)

In January 2009, we launched the "WPR™ project", a breakthrough management model to reform our group-wide profit structure.

The project guidelines are as follows:

1. Operating profit margin ("OPM") positive even in a worst-case scenario, where monthly sales have decreased 50% from the peak level.

2. OPM returns to normal level with a 75% recovery in sales.

3. OPM doubled with a 100% recovery in sales.

2. Consolidated Business Results for the year ended March 31, 2009

Consolidated net sales decreased by approximately ¥115,300 million, or 15.8%, to ¥613,458 million for the fiscal year ended March 31, 2009 (" this fiscal year") compared to the previous fiscal year ended March 31, 2008 ("the previous fiscal year"). Operating income decreased by approximately ¥25,700 million, or 33.2%, to ¥51,806 million. Income from continuing operations before income taxes decreased by approximately ¥17,200 million, or 26.8%, to ¥47,029 million. This smaller decrease, compared to the decrease in operating income, was due to ¥9,500 million of decrease in foreign exchange losses compared to the previous fiscal year. Net income from continuing operations decreased by approximately ¥11,100 million, or 26.6%, to ¥30,740 million. Net income was ¥28,353 million for this fiscal year, which included ¥2,387 million loss on discontinued operations.

Net sales and operating income decreased approximately ¥16,500 million and ¥3,200 million, respectively, short of our revised forecast released on December 19, 2008. The main reasons for the shortage were as follows:

1. Demand for machinery and related parts decreased largely due to the fact that our customers asked us for extensions of the acceptance date for our products.

2. Demand for motors and parts for office equipment, optical equipment, home appliances and automotive also decreased more than our forecasts.

3. The contribution of the "WPR™ project" for the fourth quarter of this fiscal year was limited due to the fact that the project started in January 2009 and contributed from March 2009.

(Operating results by product segments for the year ended March 31, 2009)

Small precision motors-

Net sales of small precision motors decreased by approximately ¥71,600 million, or 18.6%, to ¥314,073 million for this fiscal year compared to the previous fiscal year. Sales of spindle motors for hard disk drives ("HDDs") decreased by approximately ¥41,800 million, or 18.7%, while unit shipments of the spindle motors decreased by 4.7%. Sales decreased largely due to a 12% yen appreciation against the U.S. dollar. There were similar trends in other products of small precision motors. Unit shipments of our spindle motors for 2.5-inch HDDs increased over 20% for this fiscal year compared to the previous fiscal year. Sales mix of spindle motors for 2.5-inch HDDs increased 10% to account for 46% of our total sales of spindle motors for HDDs, closing on to 51% represented by the spindle motors for 3.5-inch HDDs. Sales of other small precision brushless DC motors also decreased approximately ¥19,200 million, or 20.8%. Sales of the brushless DC motors by Nidec Corporation and its direct-line subsidiaries decreased by approximately ¥12,400 million, or 22.7%, while the unit shipment decreased by 13%. Sales of brushless DC fans decreased by approximately ¥9,200 million, or 19.7%. Sales of brushless DC fans by Nidec Corporation and its direct-line subsidiaries decreased by 20.5%, while the unit shipments decreased by approximately 2.2%.

Operating income of small precision motors decreased by approximately ¥14,800 million, or 29.1%, to ¥36,117 million for this fiscal year. Operating profit ratio of small precision motors decreased to 11.5%, but the ratio remained over 10%.

Mid-size motors-

Net sales of mid-size motors decreased approximately ¥19,200 million, or 19.9%, to ¥77,156 million for this fiscal year. Sales of motors for automobiles decreased approximately 25% due mainly to the yen appreciation against the Euro, while sales of motors for home appliances and industrial use decreased approximately 15% compared to the previous fiscal year.

Operating loss of mid-size motors was ¥538 million for this fiscal year. The operating loss was due mainly to the sales decrease in the 2nd half of this fiscal year, yen appreciation against the Euro, and an increase in research and development ("R&D") expenses of mid-size motors for automobiles resulting from an increasing in the orders of our new products for electric vehicles ("EV") and hybrid electric vehicles ("HEV"). Mid-size motors for home appliances and industrial use had an operating income for this fiscal year.

Machinery-

Net sales of machinery decreased approximately ¥1,200 million, or 1.6%, to ¥72,090 million for this fiscal year. This was mainly due to sales decreases of Nidec-Shimpo and Nidec Nidec Tosok. The sales of Nidec Sankyo, Nidec Copal, Nidec-Read increased for this fiscal year. In particular, the sales of Nidec Sankyo increased over 20%.

Operating income of machinery decreased approximately ¥3,200 million, or 27.8%, to ¥8,441 million for this fiscal year. Operating income margin of machinery remained over 10% for this fiscal year. This was due to that operating income of machinery in Nidec-Shimpo and Nidec Tosok had significantly decreased but remained as income.

Electronic and optical components-

As of December 31, 2008, we discontinued our optical pickup unit ("OPU") business which had been included within the "electronic and optical components" product segment. Net sales and operating income of electronic and optical components mentioned below do not include the results of the OPU business. The results were included in "Loss on discontinued operations" in our consolidated income statements.

Net sales of electronic and optical components decreased approximately ¥23,300 million, or 16.0%, to ¥122,552 million for this fiscal year. The sales of Nidec Copal (such as shutters and lens unit for digital cameras and mobile phones) and Nidec Copal Electronics (such as sensors, electronic circuit components) decreased approximately 20% and 15%, respectively. Sales of control device units for home appliances in Nidec Sankyo were flat compared to the previous fiscal year, while sales of Nidec Nissin and Nidec Pigeon, which were part of Nidec Sankyo group, decreased.

Operating income of electronic and optical components decreased approximately ¥4,500 million, or 32.7%, to ¥9,250 million for this fiscal year.

Other products-

Net sales of other products increased slightly by approximately ¥39 million, to ¥27,587 million for this fiscal year. Sales of automotive parts in Nidec Tosok remained at the same level to the previous fiscal year and sales of pivot assemblies in Nidec Singapore slightly decreased slightly.

Operating income of other products decreased approximately ¥100 million to ¥1,941 million for this fiscal year.

3. Consolidated Business Results for the three months ended March 31, 2009

Our consolidated results for the three months ended March 31, 2009 ("this fourth quarter") is as follows: Net sales and operating income for this fourth quarter fluctuated at the level of the initial guideline of the WPR™ project launched in January 2009 (i.e. the level where “we can secure profit even with sales 50% down from its peak level”), with the net sales almost half (approximately 56%) of net sales for the three months ended September 30, 2008 ("this second quarter"), when the sales peaked.  Even though our operating income did not reach the corresponding guideline described in the WPR™ project, we successfully secured operating income after a drastic profitability reform by reducing fixed cost and lowering profit-loss breakeven point steadily progressed in and after February.

Consolidated net sales decreased by approximately ¥72,500 million, or 40.4%, to ¥107,052 million for this fourth quarter compared to the three months ended March 31, 2008 ("the previous fourth quarter"), and decreased by approximately ¥34,100 million, or 24.2%, compared to the three months ended December 31, 2008 ("this third quarter").  Operating income decreased by approximately ¥19,000 million, or 95.1%, to ¥990 million for this fourth quarter compared to the previous fourth quarter, and decreased by approximately ¥9,000 million, or 90.1%, compared to this third quarter. This decrease in operating income was due to a sharp decline in customers' demand in all of our products, which caused not only sales decreases but also a large cutting of factory operation ratio.

(Operating results by product segments for the three months ended March 31, 2009)

Small precision motors-

Net sales of small precision motors decreased approximately ¥34,900 million, or 38.6%, to ¥55,497 million for this fourth quarter. Sales and unit shipment of spindle motors for hard disk drives ("HDDs") decreased approximately 35 % and 20% compared to the previous fourth quarter, respectively. The average unit price of the motors for HDDs in the U.S. dollar basis decreased approximately 7%, while the average unit price in yen basis decreased approximately 18% due to a 11% yen appreciation against the U.S. dollar compared to the previous fourth quarter. The reason for the 7% decrease of the average unit price in the U.S. dollar basis was due to the fact that the unit prices in the motors for 2.5-inch HDDs decreased 16%, while the unit prices in the motors for 3.5-inch HDDs decreased 6% compared to the previous fourth quarter. Sales of other small precision brushless DC motors for this fourth quarter decreased approximately ¥10,700 million, or 48.1%, compared to the previous fourth quarter. Sales and unit shipment of the brushless DC motors in Nidec Corporation and its direct-line subsidiaries decreased 47% and 32%, respectively. Sales of brushless DC fans decreased approximately ¥3,800 million, or 39%, compared to the previous fourth quarter.

Operating income of small precision motors decreased approximately ¥10,900 million, or 83%, to ¥2,233 million for this fourth quarter. This was mainly due to inventory adjustments resulting from a decrease in our customers' needs. We believe that we could reduce the negative impact by operating income margin improvements resulting from the self-manufacturing of internal parts for HDD, DC motors and fan motors, etc.

Mid-size motors-

Net sales of mid-size motors decreased approximately ¥11,800 million, or 46.3%, to ¥13,656 million for this fourth quarter. Sales in Nidec Motors & Actuators decreased approximately ¥5,200 million. Sales of power steering motors decreased approximately ¥1,000 million, or 33.2%, compared to the previous fourth quarter. Sales of motors for home appliances and industrial use decreased approximately ¥5,600 million.

Operating loss of mid-size motors was ¥895 million for this fourth quarter. Nidec Motors & Actuators had operating loss due to amortizations of intangible assets, while Nidec Shibaura and Nidec Power Motor had operating income.

Machinery-

Net sales of machinery decreased approximately ¥8,400 million, or 42%, to ¥11,769 million for this fourth quarter. The world wide depression has brought a deterioration in the business investments. Therefore, Nidec Sankyo, Nidec-Kyori, Nidec-Shimpo, Nidec-Read and Nidec Copal were negatively affected and the each company's sales decrease impacts were more than ¥1,000 million compared to the previous fourth quarter.

Operating income of machinery decreased approximately ¥2,800 million, or 91.9%, to ¥250 million for this fourth quarter. Nidec Sankyo, Nidec-Shimpo, Nidec Tosok, Nidec-Read and Nidec-Kyori showed a decrease in operating income, compared to the previous fourth quarter.

Electronic and optical components-

Net sales of electronic and optical components decreased approximately ¥14,600 million, or 41%, to ¥21,254 million for this fourth quarter. The sales in Nidec Copal, Nidec Copal Electronics and Nidec Sankyo decreased approximately ¥9,000 million, or 50.6%, ¥2,600 million, or 32.4%, and ¥2,600 million, or 27.6%, compared to the previous fourth quarter.

Operating loss of electronic and optical components was ¥135 million for this fourth quarter. This was mainly due to the fall of net sales in electronic and optical components mentioned above.

Other products-

Net sales of other products decreased approximately ¥2,900 million, or 37.3%, to ¥4,876 million for this fourth quarter. Sales of automotive parts in Nidec Tosok decreased approximately ¥1,900 million, or 38%, and sales of pivot assemblies decreased as well.

Operating income of other products decreased approximately ¥300 million to ¥175 million for this fourth quarter. This decrease was primarily due to a sales decrease of Nidec Tosok's automotive parts.

(2) Financial position

As for the changes in the balance sheet, total assets at March 31, 2009 increased by approximately ¥31,200 million, compared to March 31, 2008. Shareholders' equity decreased by approximately ¥22,400 million due mainly to the purchase of treasury stock of approximately ¥23,800 million and the decrease in foreign currency translation adjustments of approximately ¥16,100 million, while retained earnings at March 31, 2009 increased by approximately ¥19,500 million. Total liabilities at March 31, 2009 increased by approximately ¥61,300 million due mainly to an increase in short-term borrowings. Shareholders’ equity to total assets decreased to 42.3% at March 31, 2009, compared to 47.6% at March 31, 2008. This decrease was due to an approximately ¥1,000 million increase in cash and cash equivalents resulting from increased short-term borrowings. The short-term borrowings were intended to mitigate financial risks possibly deriving from continued economic crisis. Therefore, without the ¥1,000 million increase, the share holders' equity to total assets would be 49.3% at March 31, 2009.

Cashflows-

The balance of cash and cash equivalents as of March 31, 2009 was ¥200,966 million, an increase of ¥100,157 million from March 31, 2008.

“Cash flow from operating activities” produced cash inflow of ¥66,231 million. Compared to the previous period, the cash flow decreased by approximately ¥28,585 million mainly due to a ¥12,803 million decrease in net income and a ¥4,187 million decrease in depreciation and a ¥6,214 million decrease in foreign currency adjustments.

“Cash flow from investing activities” produced cash outflow of ¥52,659 million. The outflow was mainly due to ¥3,378 million purchase of marketable securities, ¥2,841 million of addition to property, plant and equipment, and a ¥1,243 million payment for additional investments in subsidiaries.

“Cash flow from financing activities” produced cash inflow of ¥91,160 million. The inflow resulting from an increase of short-term borrowings was approximately ¥153,934 million which was offset by ¥26,412 million of redemption of corporate bonds, ¥23,775 million of purchase of treasury stock and ¥8,699 million of dividend payments.

	As of March 31, 2008	As of March 31, 2009	As of March 31, 2009 (*4) (reference)
Shareholders’ equity to total assets	47.6%	42.3%	49.3%
Total market value of Nidec's shares (*1) to total assets	132.3%	87.2%	101.7%
Interest-bearing liabilities (*2) to net cash provided by operating activities	1.1	3.4	1.9
Interest coverage ratio (*3)	40.0	47.2	47.2

Notes:

*1. Total market value: closing stock price at fiscal year end multiplied by a number of shares issued and outstanding at fiscal year end (excluding treasury stock).

*2. Interest-bearing liabilities: total amount of "short-term borrowings", "current portion of long-term debt" and "long-term debt" in the consolidated balance sheet.

*3. Interest coverage ratio: net cash provided by operating activities divided by "interest expenses" in the consolidated income statements.

*4. Cash and cash equivalents increased approximately ¥1,000 million resulted from an increase of short-term borrowings. The short-term borrowings were intended to mitigate financial risks possibly deriving from continued economic crisis. We showed the data without the ¥1,000 million impact from "total assets" and "Interest-bearing liabilities" for your reference.

(3) Dividend Policy

From the viewpoint that “shareholders own the company”, Nidec intends to become an ideal company for shareholders by maximizing shareholder value with its ability to respond to a more challenging business environment and its high levels of performance to generate high share prices. Nidec is poised to increase its dividend payment subject to improvements in consolidated net earnings, while securing stable dividend levels.

Reserves are continually used to strengthen management structure and expand business in view of profitability enhancement.

<Notification of an increase in dividends>

We decided that the year-end dividend would be ¥30.0 per share. This resulted in a full-year dividend of ¥60.0 per share and the dividend was increased by ¥5.0 per share compared to the full-year dividend for the previous fiscal year ended March 31, 2008. The dividend payout ratio was 30.4%.

(4) Risk factors

The risk factors that we are recognizing as of March 31, 2009 are as follows.

(1) Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.

(2) We depend on the computer industry and digital consumer electronics industry for sales of our products, and our business may be adversely affected by a decline in the computer market and digital consumer electronics market.

(3) We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins.

(4) If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed.

(5) We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations.

(6) We may be unable to commercialize customized products that satisfy customers’ needs in a timely manner and in sufficient quantities, which could damage our reputation and reduce sales.

(7) We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data.

(8) Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control.

(9) Our recent growth has been based in part on acquisitions, and our future growth could be adversely affected if we make acquisitions that turn out to be incompatible with our existing business or unsuccessful, or if we are unable to find suitable acquisition targets.

(10) Our growth places strains on our managerial, operational and financial resources.

(11) We could be harmed by litigation involving patents and other intellectual property rights.

(12) Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations.

(13) We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

(14) We rely on production in developing countries which may become politically or economically unstable and face risks affecting international operations.

(15) We may become subject to more stringent environmental regulations in the future.

(16) We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business.

(17) For our business to continue effectively, we will need to attract and retain qualified personnel.

We are identifying the Risk Factor based on information available at the time of this announcement on April 24, 2009. The factors listed above are not all-inclusive and further information is contained in our annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(5) Business forecasts for the year ending March 31, 2010

With the basic cause of the current economic situation, i.e. the world's financial and capital markets, still unstable, the unprecedented economic crash, which is occurring beyond the level of economic fluctuation, is yet to be replaced by stability. Further, a uniform approach to environmental and resource problems affecting the overall global economy has not been formed yet. Risks exist that a situation may change significantly based on each country's political, financial, and economic measures, making the future quite uncertain.  Though ascertaining a future forecast is very difficult, business management requires future directions and guidelines assuming an economic recovery.

The Nidec Group is determined to continue to monitor its business goals based on the WPR™ project, and take the current economic downturn as a great opportunity for improvement and launch improvement measures, based on which notion our business forecast was made, which fluctuates based on the sales recovery ratio.  The following figures are based on the currently forecast consolidated sales recovery ratio, which will be reviewed every quarter.  The numbers are simplified because forecasts of individual business segments will be difficult to explain in detail:

1. In the consumer product-related component business, where demand for products whose inventory has already been adjusted, is already recovering, and sales may recover to approximately 70% of the pre-sales reduction level.

2. On the other hand, the business of facility and equipment investment-related machinery and facility-related components will continue to struggle for the time being and its recovery will likely come late.

Thus, though predictions are difficult to make, we hereby present our business forecast based on the above circumstances and on the consideration that the first half of the fiscal year ending March 31, 2010 will see the overall business, except for some segments, still in a struggle and barely capable of securing profit, and that the recovery will last for awhile from the second half of the fiscal year ending March 31, 2010.

Forecast of consolidated results for the full year ending March 31, 2010

Net sales	¥550,000 million	(Down 10.3% from the previous fiscal year)
Operating income	¥45,000 million	(Down 13.1% from the previous fiscal year)
Income from continuing operations before income taxes	¥43,000 million	(Down 8.6% from the previous fiscal year)
Net income	¥27,000 million	(Down 4.8% from the previous fiscal year)

(Forecast of the consolidated results for the interim fiscal period ending September 30, 2009)

Net sales	¥250,000 million	(Down 31.5% from the previous fiscal year)
Operating income	¥15,000 million	(Down 63.2% from the previous fiscal year)
Income from continuing operations before income taxes	¥14,000 million	(Down 67.7% from the previous fiscal year)
Net income	¥9,000 million	(Down 67.7% from the previous fiscal year)

Notes:

About Forecast of Business Results

1) Consolidated accounting figures were prepared based on U.S. GAAP.

2) Exchange rate was set at 1 US$ = ¥95 for the fiscal year. Exchange rates of Asian currencies were also set in conjunction with this.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group's financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

2. The Nidec Group

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 131 consolidated subsidiaries and 3 affiliated companies. The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology with operations in the following segments: Small precision motors, Mid-size motors, Machinery, Electronic and Optical components and Automobiles components. The principal business activities in each of these segments are carried out in the areas of product development, manufacturing and sales, and distribution networks as well as other services established for each business both in Japan and overseas.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Business segment	Production or Sales	Principal Companies
Spindle motors for HDDs	Production	Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec Subic Philippines Corporation, Nidec (Zhejiang) Corporation
Small precision DC motors	Production	Nidec (Dalian) Limited, Nidec (Dong Guan) Limited, Nidec Sankyo Corporation, Nidec Sankyo Singapore Pte. Ltd., Nidec Sankyo (H.K.) Co., Ltd., Nidec Servo Corporation (Note 1)
Small precision fans	Production	Nidec (Dalian) Limited, Nidec (Dong Guan) Limited, Nidec Vietnam Corporation, Nidec Servo Corporation (Note 1)
Parts and materials	Production

Nidec Electronics (Thailand) Co., Ltd.,

Nidec Philippines Corporation,

Nidec Subic Philippines Corporation,

Nidec (Zhejiang) Corporation,

Nidec Precision (Thailand) Co., Ltd.,

Nidec Precision Philippines Corporation,

P.T. Nidec Indonesia,

Nidec Brilliant Co., Ltd.,

Nidec Brilliant Precision (Thailand) Co., Ltd.

Small precision motors	Sales

Nidec Corporation,

Nidec Singapore Pte. Ltd.,

Nidec (H.K.) Co., Ltd.,

Nidec Taiwan Corporation,

Nidec (Shanghai) International Trading Co., Ltd.,

Nidec Electronics (Thailand) Co., Ltd.,

Nidec Philippines Corporation,

Nidec (Dalian) Limited,

Nidec (Dong Guan) Limited,

Nidec Copal Corporation,

Nidec Sankyo Corporation,

Nidec Sankyo Singapore Pte. Ltd.,

Nidec Sankyo (H.K.) Co., Ltd.,

Nidec Brilliant Co., Ltd.,

Nidec Servo Corporation (Note 1),

Japan Servo Motors Singapore Pte. Ltd.

For office automation equipment and home electric appliances OA	Production	Nidec Shibaura Corporation, Nidec Power Motor Corporation, Nidec Shibaura (Zhejiang) Corporation, Nidec Shibaura Electronics (Thailand) Co., Ltd.
For automobiles	Production	Nidec Corporation, Nidec Automotive Motor (Zhejiang) Corporation, Nidec Motors & Actuators (Germany), Nidec Motors & Actuators (Mexico)
Mid-size Motors	Sales

Nidec Corporation,

Nidec Electronics GmbH,

Nidec Shibaura Corporation,

Nidec Power Motor Corporation,

Nidec Shibaura (Zhejiang) Corporation (Note 2),

Nidec Shibaura Electronics (Thailand) Co., Ltd.,

Nidec Motors & Actuators (Germany),

Nidec Motors & Actuators (Mexico)

Power transmission drives	Production	Nidec-Shimpo Corporation, Nidec-Shimpo (Zhejiang) Corporation
Factory automation - related equipment	Production

Nidec Sankyo Corporation,

Nidec Copal Corporation,

Nidec-Shimpo Corporation,

Nidec Tosok Corporation,

Nidec-Kyori Corporation,

Nidec-Read Corporation,

Nidec Machinery Corporation,

Nidec-Shimpo (Zhejiang) Corporation,

Nidec System Engineering (Zhejiang) Corporation

Machinery	Sales	Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Nidec Sankyo (H.K.) Co., Ltd.
Electronic components	Production	Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Copal (Zhejiang) Corporation, Fujisoku Corporation
Optical components	Production	Nidec Copal Corporation, Nidec Sankyo Corporation, Nidec Nissin Corporation, Nidec Copal Precision Parts Corporation, Nidec Copal (Thailand) Co., Ltd., Nidec Copal (Zhejiang) Corporation

Electronic and Optical components	Sales

Nidec Copal Corporation,

Nidec Sankyo Corporation,

Nidec Copal Electronics Corporation,

Nidec Nissin Corporation,

Nidec Copal (Thailand) Co., Ltd.,

Nidec Copal (Zhejiang) Corporation,

Nidec Copal Hong Kong Co., Ltd.,

Copal Optical & Electronic Machinery (Shanghai) Co., Ltd.,

Fujisoku Corporation

Pivot assemblies	Production and Sales	Nidec Singapore Pte. Ltd., P.T. Nidec Indonesia
Musical Movements	Production and Sales	Nidec Sankyo Shoji Corporation
Automobile parts	Production	Nidec Tosok Corporation, Nidec Tosok (Vietnam) Co., Ltd.
	Sales	Nidec Tosok Corporation
Services, etc.		Nidec Total Service Corporation, Nidec Logistics Corporation

Notes:

1. Japan Servo Co., Ltd. changed its name to Nidec Servo Corporation as of October 1, 2008. Its subsidiaries also changed their names as of the date of the change.

2. Nidec Power Motor (Zhejiang) Co., Ltd. consolidated in Nidec Shibaura (Zhejiang) Corporation as of October 1, 2008.

Nidec prepared consolidated financial statements conforming to U.S. GAAP from the fiscal year ended March 31, 2005. Scope of consolidation is also based on U.S. GAAP. Business segments comprise a total of 16 segments conforming to the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Operating Segments are the classifications, our chief operating decision-maker utilizes for business decision-making and performance evaluation. Reportable segments consist of one or more operating segments aggregated on the basis of economic similarity and materiality.

The business segments are as follows.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors, fans and mid-size motors.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drive motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies, and primarily sells DC motors and fans.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in the Philippines, which primarily produce and sell hard disk drive motors.

The NSNK segment comprises Nidec Sankyo Corporation., a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and electronic and optical components.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells electronic and optical components, and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic components.

The NSRV segment comprises Nidec Servo Corporation, a subsidiary in Japan, which primarily produces and sells DC motors, fans and other small precision motors. (Note 1)

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NSCJ segment comprises Nidec-Shimpo Corporation, a subsidiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.

The NMA segment comprises Nidec Motors & Actuators (Germany) and other subsidiaries of Europe and

North America, which primarily produce and sell motors for automobiles.

The NNSN segment comprises Nidec Nissin Corporation, a subsidiary in Japan, which primarily produces and sells optical components.

Notes:

1. Japan Servo Co., Ltd. changed its name to Nidec Servo Corporation as of October 1, 2008. Its subsidiaries also changed their names as of the date with the change.

2. The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

3. Management Policies

1) Fundamental policies

Nidec Corporation and its group companies continue to expand their operations closely focused on the manufacturing and sale of products that “spin and move”, centering on the field of drive technology.

We are determined to achieve high growth, high share prices, and high profit over the long-term to maximize shareholder value and meet the expectations of shareholders.

Nidec Corporation and its subsidiary companies uphold the following three management creeds:

1. Stable employment based on healthy business growth.

2. Exploitation of universally desired, indispensable products for the common good.

3. Pursuit of the No.1 position in each of our chosen paths.

2) Target

Nidec has the firm belief that growth must generate high profitability, and is now working to achieve a 15% return on equity.

In January 2009, we established a "WPR™ project (project to double profit margin)" which is a breakthrough management model to reform the group-wide profit structure. Please see more details in the following "4) Challenges and issues, item B."

3) Mid-to-long-term management strategy

A. Nidec will continue to focus its efforts on its core motor business, leveraging its cutting edge technology to create new markets and new products, while expanding its existing product lineup ranging from micro motors to mid-size motors for home appliances, industrial use and automobiles. Especially in the motors for automobiles, which we believe one of our future core businesses, we will expand operations worldwide through M&A activities and any other efforts.

B. Regarding HDD motors, by increasing its ability to mass-produce fluid dynamic bearing (“FDB”) motors and propelling technical innovation in response to expansion in HDD applications, Nidec will further sharpen its competitive edge in the market of next generation products.

C. While maintaining a leading share of the markets for electronic and optical parts, production equipment for semiconductors and electronic parts, and for measuring machines, Nidec and its group companies are determined to achieve the world’s top technological standards in each of these areas. Through the integration of technologies in wide-ranging areas, Nidec intends to create new markets and continue to develop high growth businesses.

D. Nidec assesses possible country risk attributable to overconcentration of production capabilities in particular regions or countries and diversifies investment in multiple countries to ensure an appropriate balance in its international production activities. Nidec's present focus in this context is on securing the Nidec Group's future overseas manufacturing base in Vietnam as a means to lessen the Company's increased dependence on China.

4) Challenges and issues

A. Promotion of a sustainable growth strategy based on a healthy financial status

To counter the latest economic crash radically changing the economic and industrial structures, promoting a strategy for a post-recovery period growth is important.  Under four slogans, (”Save energy”, “Be eco-friendly,” Make light, thin, short, and small products,” and “Halve the prices), Nidec Corporation has been actively implementing its strategy to create and develop new markets, new customers, and new products, which are all the basis of the Company’s growth strategy.  Additionally, five cases, including ones overseas, of M&A, the foundation of our accelerated growth, were successfully executed by Corporate Strategy Office, which was created in July 2006 to enhance Nidec’s M&A strategies.  The Office, an organization dedicated for M&A, has been acting very vigorously in handling new cases.

B. In January 2009, we established a "WPR™ project" which is a breakthrough management model to reform our group-wide profit structure.

The project guidelines are:

1. Operating profit margin ("OPM") positive even in a worst-case scenario, where monthly sales have declined 50% from their peak level.

2. OPM returns to normal levels with a 75% recovery in sales.

3. OPM doubled with a 100% recovery in sales.

We believe that the contribution of the WPR™ project is still continuing to gradually increase from March 2009.

C. We, unified as a group, will promote to enhance our technological development system to accommodate the rapidly changing market needs and to actively provide new technologies and products. This effort involves Nidec's Central Technical Center and Motor Engineering Research Laboratory, Nidec's main facilities, as well as the construction of new buildings at Nagano Technical Center (completed in March 2009) and Shiga Technical Center (to be completed in August 2009) for capacity expansion and function enhancement. The construction of a technical center was also completed at Nidec Copal Electronic Corporation in February 2007.

D. Nidec Corporation, as a global company, will further improve its entire group's accounting management system, accounting standards, financial performance, and business information disclosure systems. Nidec's Internal Audit & Management Advisory Department, established in 2004, supervises the entire Nidec Group's business management system with an adequate number of members and based on the know-how and experiences accumulated through efforts to study the U.S. Sarbanes-Oxley Act.  Collaboration between an information disclosure-related committee and individual departments dedicated to information disclosure will improve our information disclosure system.

In addition to the mentioned efforts, we established the CSR Promotion Office in April 2008. This Office will engage in various activities as a dedicated group just like the existing Compliance Office, Risk Management Office and IR Dept. Thus, Nidec Corporation, while engaging in business activities as a public organ, will contribute to society by creating employment and launching new social contribution activities.

5) Others

For transactions with our Directors and related parties, obtaining attorneys’ and other experts’ advice has been made part of our internal system, while we added a rule of obtaining an approval at a Meeting of the Board of Directors, which a majority of external Corporate Auditors must attend, in order to prevent the occurrence of problems. Furthermore, we have been actively working to raise our awareness of compliance by holding a lecture by an attorney or other experts to the Company’s Members to the Board of Directors, Vice Presidents, and Auditors among other personnel at least annually.

WPR™ :

a. WPR was named by Mr. Shigenobu Nagamori of NIDEC CORPORATION based on his unique business management method in 2008.

b. WPR™ is a trademark of NIDEC CORPORATION in Japan.

c. WPR© Shigenobu Nagamori NIDEC CORPORATION 2008.

4. Unaudited Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	March 31				Increase or
	2009		2008		decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥200,966		¥100,809		¥100,157
Trade notes receivable	11,663		17,205		(5,542)
Trade accounts receivable	111,548		148,928		(37,380)
Inventories:
Finished goods	26,521		32,735		(6,214)
Raw materials	13,004		17,849		(4,845)
Work in progress	14,567		16,164		(1,597)
Project in progress	1,124		816		308
Supplies and other	2,259		2,254		5
Other current assets	20,364		20,238		126
Total current assets	402,016	57.2	356,998	53.1	45,018

Investments and advances:
Marketable securities, other securities investments and other investments	13,344		15,273		(1,929)
Investments in and advances to affiliated companies	1,549		2,102		(553)
Total investments and advances	14,893	2.1	17,375	2.6	(2,482)

Property, plant and equipment:
Land	39,386		39,389		(3)
Buildings	112,934		110,258		2,676
Machinery and equipment	255,887		264,019		(8,132)
Construction in progress	11,835		11,309		526
Sub-total	420,042	59.8	424,975	63.3	(4,933)
Less - Accumulated depreciation	(230,357)	(32.8)	(226,146)	(33.7)	(4,211)
Total property, plant and equipment	189,685	27.0	198,829	29.6	(9,144)

Goodwill	71,060	10.1	71,223	10.6	(163)
Other non-current assets	25,230	3.6	27,289	4.1	(2,059)
Total assets	¥702,884	100.0	¥671,714	100.0	¥31,170

Liabilities and Shareholders’ Equity

	Yen in millions
	March 31				Increase or
	2009		2008		decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥221,342		¥68,854		¥152,488
Current portion of long-term debt	1,883		29,196		(27,313)
Trade notes and accounts payable	70,398		121,698		(51,300)
Other current liabilities	24,120		33,351		(9,231)
Total current liabilities	317,743	45.2	253,099	37.7	64,644

Long-term liabilities:
Long-term debt	2,578		3,430		(852)
Accrued pension and severance costs	15,684		14,953		731
Other long-term liabilities	9,192		12,462		(3,270)
Total long-term liabilities	27,454	3.9	30,845	4.6	(3,391)

Total liabilities	345,197	49.1	283,944	42.3	61,253

Minority interest in consolidated subsidiaries	60,539	8.6	68,186	10.1	(7,647)

Shareholders’ equity:
Common stock	66,551	9.5	66,248	9.9	303
Additional paid-in capital	69,162	9.8	68,859	10.3	303
Retained earnings	212,955	30.3	193,407	28.8	19,548
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(26,324)		(10,233)		(16,091)
Unrealized gains (losses) from securities, net of reclassification adjustments	(417)		1,016		(1,433)
Pension liability adjustments	(723)		568		(1,291)
Total accumulated other comprehensive income (loss)	(27,464)	(3.9)	(8,649)	(1.4)	(18,815)

Treasury stock, at cost	(24,056)	(3.4)	(281)	(0.0)	(23,775)
Total shareholders’ equity	297,148	42.3	319,584	47.6	(22,436)
Total liabilities and shareholders’ equity	¥702,884	100.0	¥671,714	100.0	¥31,170

(2) Unaudited Consolidated Statements of Income

	Yen in millions
	Year ended March 31				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
Net sales	¥613,458	100.0	¥728,756	100.0	¥(115,298)	(15.8)
Cost of products sold	482,893	78.7	571,337	78.4	(88,444)	(15.5)
Selling, general and administrative expenses	51,795	8.5	50,168	6.9	1,627	3.2
Research and development expenses	26,964	4.4	29,709	4.1	(2,745)	(9.2)
Operating expenses	561,652	91.6	651,214	89.4	(89,562)	(13.8)
Operating income	51,806	8.4	77,542	10.6	(25,736)	(33.2)

Other income (expenses):
Interest and dividend income	2,543		2,869		(326)
Interest expenses	(1,404)		(2,369)		965
Foreign exchange gain (loss), net	(3,688)		(13,218)		9,530
Gain (loss) from marketable securities, net	(1,305)		454		(1,759)
Other, net	(923)		(1,023)		100
Total	(4,777)	(0.7)	(13,287)	(1.8)	8,510	-
Income from continuing operations before income taxes	47,029	7.7	64,255	8.8	(17,226)	(26.8)

Income taxes	(12,464)	(2.1)	(15,930)	(2.2)	3,466	-
Income from continuing operations before minority interest and equity in earnings of affiliated companies	34,565	5.6	48,325	6.6	(13,760)	(28.5)

Minority interest in income (loss) of consolidated subsidiaries	3,777	0.6	6,485	0.9	(2,708)	(41.8)
Equity in net (income) loss of affiliated companies	48	0.0	(39)	(0.0)	87	-
Income from continuing operations	30,740	5.0	41,879	5.7	(11,139)	(26.6)
Loss on discontinued operations	(2,387)	(0.4)	(723)	(0.1)	(1,664)	-
Net income	¥28,353	4.6	¥41,156	5.6	¥(12,803)	(31.1)

Note: NIDEC discontinued its optical pickup unit business, which was one of Nidec Sankyo's business, as of December 31, 2008 and, as a result, the results of the optical pickup unit business for the year ended March 31, 2009 were recorded as “Income from discontinued operations“ in accordance with the Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets.” Figures for the year ended March 31, 2008 was retrospectively reclassified.

(3) Unaudited Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

	Yen in millions (except for number of shares of common stock)
Year ended March 31, 2009	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensiv income (loss)	Treasury stock, at cost	Loan to shareholder
	Shares	Amount						Total
Balance at March 31, 2008	144, 987,492	¥66,248	¥68,859	¥193,407	¥(8,649)	¥(281)	¥-	¥319,584
Effects of changing pension plan measurement date pursuant to SFAS No. 158, net of tax *				(106)	(5)			(111)
Comprehensive income:
Net income				28,353				28,353
Other comprehensive income (loss):
Foreign currency translation adjustments					(16,091)			(16,091)
Unrealized losses on securities, net of reclassification adjustments					(1,433)			(1,433)
Pension liability adjustments					(1,286)			(1,286)
Total comprehensive income								9,543
Dividends paid				(8,699)				(8,699)
Conversion of convertible debt	87,588	303	303					606
Purchase of treasury stock						(23,775)		(23,775)
Payment for loan to shareholder							(14,500)	(14,500)
Collection of loan to shareholder							14,500	14,500
Balance at March 31, 2009	145,075,080	¥66,551	¥69,162	¥212,955	¥(27,464)	¥(24,056)	¥-	¥297,148

Note: * As of April 1, 2008, NIDEC adopted the measurement date provision of SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statement No. 87, 88, 106, and 132(R)”. As a result, at the beginning of this fiscal year, retained earnings, net of tax decreased by ¥106 million and accumulated other comprehensive income, net of tax decreased ¥5 million.

	Yen in millions (except for number of shares of common stock)
Year ended March 31, 2008	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016
Cumulative effect resulting from the adoption of FIN No. 48 *				(987)			(987)
Comprehensive income:
Net income				41,156			41,156
Other comprehensive income (loss):
Foreign currency translation adjustments					(17,107)		(17,107)
Unrealized gains (losses) from securities, net of reclassification adjustments					(2,308)		(2,308)
Pension liability adjustments					305		305
Total comprehensive income							22,046
Dividends paid				(7,242)			(7,242)
Exercise of stock option	207,000	380	390				770
Purchase of treasury stock						(19)	(19)
Balance at March 31, 2008	144,987,492	¥66,248	¥68,859	¥193,407	¥(8,649)	¥(281)	¥319,584

Note: * Due to the adoption of FIN No.48 “Accounting for Uncertainty in Income Taxes” during this period, our retained earnings as of March 31, 2007 decreased by ¥987 million.

(4) Unaudited Consolidated Statements of Cash Flows

	Yen in millions
	Year ended March 31		Increase or decrease
	2009	2008
Cash flows from operating activities:
Net income	¥28,353	¥41,156	¥(12,803)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	32,147	36,334	(4,187)
Amortization	1,933	1,638	295
Loss (gain) on marketable securities, net	1,305	(454)	1,759
Loss on sales, disposal or impairment of property, plant and equipment	1,282	1,636	(354)
Deferred income taxes	1,085	2,065	(980)
Minority interest in income of consolidated subsidiaries	2,882	6,082	(3,200)
Equity in net losses (income) of affiliated companies	48	(39)	87
Foreign currency adjustments	2,091	8,305	(6,214)
Accrual for pension and severance costs, net payments .	366	(1,551)	1,917
Changes in operating assets and liabilities:
Decrease in notes and accounts receivable	38,041	26	38,015
Decrease (increase) in inventories	11,238	(5,575)	16,813
(Decrease) increase in notes and accounts payable	(46,469)	5,949	(52,418)
Decrease in accrued income taxes	(3,631)	(3,601)	(30)
Other	(4,440)	2,845	(7,285)
Net cash provided by operating activities	66,231	94,816	(28,585)

Cash flows from investing activities:
Additions to property, plant and equipment	(38,501)	(35,660)	(2,841)
Proceeds from sales of property, plant and equipment	865	2,010	(1,145)
Purchases of marketable securities	(3,609)	(231)	(3,378)
Proceeds from sales of marketable securities	76	2,761	(2,685)
Acquisitions of consolidated subsidiaries, net of cash acquired	(756)	(2,619)	1,863
Payments for additional investments in subsidiaries	(9,286)	(8,043)	(1,243)
Other	(1,448)	(1,942)	494
Net cash used in investing activities	(52,659)	(43,724)	(8,935)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	153,934	(15,123)	169,057
Proceeds from issuance of long-term debt	384	137	247
Repayments of long-term debt	(2,067)	(3,966)	1,899
Redemption of corporate bonds	(26,412)	-	(26,412)
Proceeds from issuance of new shares	-	761	(761)
Purchases of treasury stock	(23,775)	(19)	(23,756)
Payment for loan to shareholder	(14,500)	-	(14,500)
Collection of loan to shareholder	14,500	-	14,500
Dividends paid	(8,699)	(7,242)	(1,457)
Other	(2,205)	(1,828)	(377)
Net cash provided by (used in) financing activities	91,160	(27,280)	118,440

Effect of exchange rate changes on cash and cash equivalents	(4,575)	(11,787)	7,212
Net increase in cash and cash equivalents	100,157	12,025	88,132
Cash and cash equivalents at beginning of year	100,809	88,784	12,025
Cash and cash equivalents at end of year	¥200,966	¥100,809	¥100,157

Notes regarding Going Concern Assumption

Not applicable.

Scope of consolidation and application of the equity method

1. Scope of consolidation

As of
March 31, 2009
Number of consolidated subsidiaries	131

2. Application of equity method

As of
March 31, 2009
Number of affiliated companies accounted for by the equity method	3

3. Change in the scope of consolidation from March 31, 2008

Increase of consolidated subsidiaries	6
Decrease of consolidated subsidiaries	3

4. Change in the application of equity method from March 31, 2008

Increase of affiliated companies accounted for by the equity method	-
Decrease of consolidated subsidiaries	2

Critical Accounting Policies

The Company and its subsidiaries in Japan maintain their records and prepare their accounts and records in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States (“U.S. GAAP”).

1) Presentation of income (loss) from discontinued operations

Under U.S. GAAP, the result of operations including disposal losses of the discontinued operations are presented by net of tax separately from continuing operations in the Consolidated Statements of Income according to the SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets“. Under Japanese GAAP, there are no provisions for the presentation for discontinued operations. The results of operations are not presented separately from continuing operations and are not reclassified retroactively.

2) Presentation regarding Shareholders' equity

Under U.S. GAAP, the Loan to the Shareholder is deducted from Shareholders' equity.

We have not changed significant accounting policies reported in our annual report to Chief of the Kanto Local Finance Bureau on June 25, 2008 except for the “Presentation of income (loss) from discontinued operations” and “Presentation regarding Shareholders' equity”.

Change of Important Items Regarding the Basis of Preparation of Consolidated Financial Statements

As of April 1, 2008, NIDEC adopted SFAS No. 157. SFAS No. 157 clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of SFAS No. 157 did not have a material impact on our consolidated financial position, results of operation or liquidity.

As of April 1, 2008, NIDEC adopted the measurement date provision of SFAS No. 158. In accordance with this provision, the measurement dates of some of the defined benefit pension plans were changed to the date of the employer's fiscal year-end from within the three months prior to the year-end. As a result, at the beginning of this fiscal year, accrued pension and severance costs increased by ¥225 million. Furthermore, retained earnings, net of tax decreased ¥106 million and accumulated other comprehensive income, net of tax decreased ¥5 million.

As of April 1, 2008, NIDEC adopted SFAS No. 159. SFAS 159 enables entities to choose to measure eligible financial assets and financial liabilities at fair value, with changes in value recognized in earnings. As NIDEC did not elect the fair value option, the adoption of SFAS No. 159 did not have an impact on our consolidated financial position, results of operation or liquidity.

Operating Segment Information

			Yen in millions
	Year ended March 31, 2009		Year ended March 31, 2008		Increase or decrease
Net sales:
Nidec Corporation	¥134,324	13.7%	¥189,253	15.6%	¥(54,929)	(29.0)%
Nidec Electronics (Thailand) Co., Ltd.	111,372	11.4	128,193	10.6	(16,821)	(13.1)
Nidec (Zhejiang) Corporation	20,929	2.1	24,937	2.1	(4,008)	(16.1)
Nidec (Dalian) Limited	35,086	3.6	48,039	4.0	(12,953)	(27.0)
Nidec Singapore Pte. Ltd.	27,323	2.8	45,699	3.8	(18,376)	(40.2)
Nidec (H.K.) Co., Ltd.	42,866	4.4	43,657	3.6	(791)	(1.8)
Nidec Philippines Corporation	30,186	3.1	46,482	3.8	(16,296)	(35.1)
Nidec Sankyo Corporation	62,036	6.3	58,351	4.8	3,685	6.3
Nidec Copal Corporation	59,817	6.1	70,373	5.8	(10,556)	(15.0)
Nidec Tosok Corporation	22,855	2.3	26,062	2.1	(3,207)	(12.3)
Nidec Copal Electronics Corporation	25,509	2.6	26,569	2.2	(1,060)	(4.0)
Nidec Servo Corporation	24,537	2.5	28,927	2.4	(4,390)	(15.2)
Nidec Shibaura Corporation	17,653	1.8	20,919	1.7	(3,266)	(15.6)
Nidec-Shimpo Corporation	11,135	1.1	13,618	1.1	(2,483)	(18.2)
Nidec Motors & Actuators	24,744	2.5	36,636	3.0	(11,892)	(32.5)
Nidec Nissin Corporation	10,331	1.1	11,673	1.0	(1,342)	(11.5)
All others	318,943	32.6	393,750	32.4	(74,807)	(19.0)
Sub-total	979,646	100.0%	1,213,138	100.0%	(233,492)	(19.2)
Adjustments and eliminations	(366,188)	-	(484,382)	-	118,194	-
Consolidated total	¥613,458	-	¥728,756	-	¥(115,298)	(15.8)%

			Yen in millions
	Year ended March 31, 2009		Year ended March 31, 2008		Increase or decrease
Operating income (loss):
Nidec Corporation	¥7,315	14.4%	¥13,980	18.2%	¥(6,665)	(47.7)%
Nidec Electronics (Thailand) Co., Ltd.	15,629	30.9	12,606	16.4	3,023	24.0
Nidec (Zhejiang) Corporation	(324)	(0.6)	1,040	1.4	(1,364)	(131.2)
Nidec (Dalian) Limited	2,855	5.6	4,720	6.1	(1,865)	(39.5)
Nidec Singapore Pte. Ltd.	182	0.4	1,231	1.6	(1,049)	(85.2)
Nidec (H.K.) Co., Ltd.	554	1.1	576	0.7	(22)	(3.8)
Nidec Philippines Corporation	2,321	4.6	4,129	5.4	(1,808)	(43.8)
Nidec Sankyo Corporation	4,473	8.8	4,608	6.0	(135)	(2.9)
Nidec Copal Corporation	2,102	4.2	3,415	4.4	(1,313)	(38.4)
Nidec Tosok Corporation	745	1.5	1,643	2.1	(898)	(54.7)
Nidec Copal Electronics Corporation	2,046	4.0	3,631	4.7	(1,585)	(43.7)
Nidec Servo Corporation.	(225)	(0.4)	372	0.5	(597)	-
Nidec Shibaura Corporation	(281)	(0.6)	(97)	(0.1)	(184)	-
Nidec-Shimpo Corporation	201	0.4	1,182	1.5	(981)	(83.0)
Nidec Motors & Actuators	(728)	(1.4)	555	0.7	(1,283)	-
Nidec Nissin Corporation	298	0.6	610	0.8	(312)	(51.1)
All others	13,463	26.5	22,663	29.6	(9,200)	(40.6)
Sub-total	50,626	100.0%	76,864	100.0%	(26,238)	(34.1)
Adjustments and eliminations	1,180	-	678	-	502	-
Consolidated total	¥51,806	-	¥77,542	-	¥(25,736)	(33.2)%

Notes:

1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

3. Japan Servo Co., Ltd. changed its name to Nidec Servo Corporation as of October 1, 2008. Its subsidiaries also changed their names as of the date of the change.

Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥9,285	¥3,502	¥656	¥12,131
Debt securities	-	-	-	-
Held-to-maturity	201	-	-	201
Total	¥9,486	¥3,502	¥656	¥12,332

Securities not practicable to fair value
Equity securities	¥1,012

	Yen in millions
	March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥6,239	¥7,663	¥291	¥13,611
Debt securities	-	-	-	-
Held-to-maturity	100	-	-	100
Total	¥6,339	¥7,663	¥291	¥13,711

Securities not practicable to fair value
Equity securities	¥1,562

Earnings per share

The Earnings per share information are as follows:

For the year ended March 31, 2009

	Yen in millions	Thousands of shares	Yen
	Net income (loss)	Weighted- average shares	Net income per share
Basic net income per share
Income from continuing operations	¥30,740	143,616	¥214.04
Income (loss) from discontinued operations	¥(2,387)	143,616	¥(16.62)
Net income	¥28,353	143,616	¥197.42
Dilutive securities
Stock option	¥(47)	2,200
Diluted net income per share
Income from continuing operations	¥30,693	145,816	¥210.49
Income (loss) from discontinued operations	¥(2,387)	145,816	¥(16.37)
Net income	¥28,306	145,816	¥194.12

For the year ended March 31, 2008

	Yen in millions	Thousands of shares	Yen
	Net income (loss)	Weighted- average shares	Net income per share
Basic net income per share
Income from continuing operations	¥41,879	144,914	¥288.99
Income (loss) from discontinued operations	¥(723)	144,914	¥(4.99)
Net income	¥41,156	144,914	¥284.00
Dilutive securities
Stock option	-	4,048
Diluted net income per share
Income from continuing operations	¥41,879	148,962	¥281.14
Income (loss) from discontinued operations	¥(723)	148,962	¥(4.85)
Net income	¥41,156	148,962	¥276.29

Subsequent events

Not applicable

Supplemental Information (Year ended March 31, 2009)

(1) Quarterly Consolidated Statements of Income

	Yen in millions
	Three months ended March 31				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
Net sales	¥107,052	100.0	¥179,535	100.0	¥(72,483)	(40.4)
Cost of products sold	89,082	83.2	140,393	78.2	(51,311)	(36.5)
Selling, general and administrative expenses	11,525	10.8	11,772	6.6	(247)	(2.1)
Research and development expenses	5,455	5.1	7,365	4.1	(1,910)	(25.9)
Operating expenses	106,062	99.1	159,530	88.9	(53,468)	(33.5)
Operating income	990	0.9	20,005	11.1	(19,015)	(95.1)

Other income (expenses):
Interest and dividend income	504		807		(303)
Interest expenses	(350)		(490)		140
Foreign exchange gain (loss), net	6,467		(10,573)		17,040
Gain (loss) from marketable securities, net	(1,375)		337		(1,712)
Other, net	(510)		54		(564)
Total	4,736	4.4	(9,865)	(5.5)	14,601	-
Income from continuing operations before income taxes	5,726	5.3	10,140	5.6	(4,414)	(43.5)

Income taxes	(1,127)	(1.0)	(1,787)	(0.9)	660	-
Income from continuing operations before minority interest and equity in earnings of affiliated companies	4,599	4.3	8,353	4.7	(3,754)	(44.9)

Minority interest in income (loss) of consolidated subsidiaries	(493)	(0.5)	1,099	0.6	(1,592)	-
Equity in net loss of affiliated companies	(30)	(0.0)	(46)	(0.0)	16	-
Income from continuing operations	5,122	4.8	7,300	4.1	(2,178)	(29.8)
Income (loss) from discontinued operations	168	0.1	(447)	(0.3)	615	-
Net income	¥5,290	4.9	¥6,853	3.8	¥(1,563)	(22.8)

	Yen in millions
	Three months ended
	June 30, 2008		September 30, 2008		December 31, 2008
	Amount	%	Amount	%	Amount	%
Net sales	¥174,947	100.0	¥190,273	100.0	¥141,186	100.0
Operating income	18,392	10.5	22,386	11.8	10,038	7.1
Income (loss) from continuing operations before income taxes	23,083	13.2	20,298	10.7	(2,078)	(1.5)
Income (loss) from continuing operations	15,054	8.6	12,992	6.8	(2,428)	(1.7)
Income (loss) from discontinued operations	55	0.0	(261)	(0.1)	(2,349)	(1.7)
Net income (loss)	¥15,109	8.6	¥12,731	6.7	¥(4,777)	(3.4)

(2) Business Segment Information

	Yen in millions
	Year ended March 31, 2009
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥314,073	¥77,156	¥72,090	¥122,552	¥27,587	¥613,458	¥-	¥613,458
Intersegment	1,654	298	6,898	322	4,946	14,118	(14,118)	-
Total	315,727	77,454	78,988	122,874	32,533	627,576	(14,118)	613,458
Operating expenses	279,610	77,992	70,547	113,624	30,592	572,365	(10,713)	561,652
Operating income (loss)	¥36,117	¥(538)	¥8,441	¥9,250	¥1,941	¥55,211	¥(3,405)	¥51,806

	Yen in millions
	Year ended March 31, 2008
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥385,682	¥96,377	¥73,253	¥145,896	¥27,548	¥728,756	¥-	¥728,756
Intersegment	1,260	435	9,836	493	4,563	16,587	(16,587)	-
Total	386,942	96,812	83,089	146,389	32,111	745,343	(16,587)	728,756
Operating expenses	336,011	94,174	71,401	132,648	30,067	664,301	(13,087)	651,214
Operating income	¥50,931	¥2,638	¥11,688	¥13,741	¥2,044	¥81,042	¥(3,500)	¥77,542

	Yen in millions
	Three months ended March 31, 2009
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥55,497	¥13,656	¥11,769	¥21,254	¥4,876	¥107,052	¥-	¥107,052
Intersegment	174	60	569	39	970	1,812	(1,812)	-
Total	55,671	13,716	12,338	21,293	5,846	108,864	(1,812)	107,052
Operating expenses	53,438	14,611	12,088	21,428	5,671	107,236	(1,174)	106,062
Operating income (loss)	¥2,233	¥(895)	¥250	¥(135)	¥175	¥1,628	¥(638)	¥990

	Yen in millions
	Three months ended March 31, 2008
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥90,356	¥25,436	¥20,123	¥35,841	¥7,779	¥179,535	¥-	¥179,535
Intersegment	397	196	2,529	152	1,084	4,358	(4,358)	-
Total	90,753	25,632	22,652	35,993	8,863	183,893	(4,358)	179,535
Operating expenses	77,621	24,729	19,564	32,547	8,425	162,886	(3,356)	159,530
Operating Income	¥13,132	¥903	¥3,088	¥3,446	¥438	¥21,007	¥(1,002)	¥20,005

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home electric appliances, automobiles, industrial use

(3) Machinery: Power transmission drives, semiconductor production equipment, precision equipment, factory automation-related equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(3) Sales by Geographic Segment

	Yen in millions
	Year ended March 31				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
Japan	¥306,971	50.0	¥359,489	49.3	¥(52,518)	(14.6)
U.S.A	12,864	2.1	19,513	2.7	(6,649)	(34.1)
Singapore	37,811	6.2	56,626	7.8	(18,815)	(33.2)
Thailand	93,306	15.2	109,994	15.1	(16,688)	(15.2)
Philippines	12,394	2.0	13,374	1.8	(980)	(7.3)
China	48,555	7.9	45,398	6.2	3,157	7.0
Others	101,557	16.6	124,362	17.1	(22,805)	(18.3)
Total	¥613,458	100.0	¥728,756	100.0	¥(115,298)	(15.8)

	Yen in millions
	Three months ended March 31				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
Japan	¥55,267	51.6	¥87,124	48.5	¥(31,857)	(36.6)
U.S.A	2,260	2.1	4,269	2.4	(2,009)	(47.1)
Singapore	6,064	5.7	14,282	8.0	(8,218)	(57.5)
Thailand	16,478	15.4	27,481	15.3	(11,003)	(40.0)
Philippines	1,840	1.7	3,219	1.8	(1,379)	(42.8)
China	8,369	7.8	12,715	7.1	(4,346)	(34.2)
Others	16,774	15.7	30,445	16.9	(13,671)	(44.9)
Total	¥107,052	100.0	¥179,535	100.0	¥(72,483)	(40.4)

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

(4) Sales by Region

	Yen in millions
	Year ended March 31				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
North America	¥20,196	3.3	¥31,086	4.3	¥(10,890)	(35.0)
Asia	358,112	58.4	429,206	58.9	(71,094)	(16.6)
Other	41,258	6.7	53,635	7.3	(12,377)	(23.1)
Overseas sales total	419,566	68.4	513,927	70.5	(94,361)	(18.4)
Japan	193,892	31.6	214,829	29.5	(20,937)	(9.7)
Consolidated total	¥613,458	100.0	¥728,756	100.0	¥(115,298)	(15.8)

	Yen in millions
	Three months ended March 31				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
North America	¥3,248	3.0	¥6,775	3.8	¥(3,527)	(52.1)
Asia	60,983	57.0	103,652	57.7	(42,669)	(41.2)
Other	7,200	6.7	13,306	7.4	(6,106)	(45.9)
Overseas sales total	71,431	66.7	123,733	68.9	(52,302)	(42.3)
Japan	35,621	33.3	55,802	31.1	(20,181)	(36.2)
Consolidated total	¥107,052	100.0	¥179,535	100.0	¥(72,483)	(40.4)

Note: The sales are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

5. PARENT COMPANY NON-CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

(1) Non-Consolidated Balance Sheets

Assets
	Yen in millions
	March 31				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount
Current assets:
Cash and bank deposits	¥45,607		¥25,348		¥20,259
Notes receivable	207		612		(405)
Accounts receivable	25,880		38,937		(13,057)
Short-term investment securities	83,900		-		83,900
Finished products	3,425		5,102		(1,677)
Work in process	437		551		(114)
Raw materials and supplies	143		206		(63)
Advance payments-trade	95		-		95
Prepaid expenses	265		508		(243)
Deferred income taxes	1,272		1,894		(622)
Short-term loans to affiliated companies	40,236		40,813		(577)
Other receivables	3,969		5,023		(1,054)
Income taxes receivable	805		-		805
Other current assets	107		98		9
Allowance for doubtful accounts	(787)		(644)		(143)
Total current assets	205,561	44.0	118,448	32.4	87,113
Fixed assets:
Tangible assets	24,768	5.3	21,795	6.0	2,973
Buildings	9,146		9,173		(27)
Structures	195		208		(13)
Machinery and equipment	820		999		(179)
Vehicles and delivery equipment	3		4		(1)
Tools, furniture and fixtures	1,507		1,413		94
Land	9,572		9,484		88
Lease assets	353		-		353
Construction in process	3,172		514		2,658
Intangible assets	1,259	0.3	799	0.2	460
Patents	2		3		(1)
Software	1,195		94		1,101
Software in process	13		652		(639)
Other intangible assets	49		50		(1)
Investments and other assets	235,229	50.4	224,671	61.4	10,558
Investment securities	6,930		4,609		2,321
Investment securities of affiliated companies	194,789		186,412		8,377
Investments other than securities	3		3		-
Investment in affiliated companies	30,196		30,225		(29)
Long-term loans to affiliated companies	236		340		(104)
Bankruptcy and other claims	445		445		-
Long-term prepaid expenses	145		106		39
Deferred income taxes	2,518		2,565		(47)
Other investments	414		413		1
Allowance for doubtful accounts	(447)		(447)		-
Total fixed assets	261,256	56.0	247,265	67.6	13,991
Total assets	¥466,817	100.0	¥365,713	100.0	¥101,104

Liabilities and Net Assets
	Yen in millions
	March 31				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount
Current liabilities:
Notes payable	¥62		¥111		¥(49)
Accounts payable	13,632		23,249		(9,617)
Short-term borrowings	213,422		64,110		149,312
Current portion of bonds	-		27,089		(27,089)
Lease obligations	130		-		130
Accrued liabilities	2,584		4,612		(2,028)
Accrued expenses	491		650		(159)
Income taxes payable	-		341		(341)
Advances received	30		1		29
Deposits received	19,930		17,136		2,794
Deferred credit	576		773		(197)
Accrued bonuses to employees	867		1,604		(737)
Notes payable for construction	0		4		(4)
Other current liabilities	7		29		(22)
Total current liabilities	251,731	54.0	139,709	38.2	112,022
Non-current liabilities:
Lease obligations	226		-		226
Accrued severance and benefit costs	1,377		1,205		172
Other non-current liabilities	899		1,442		(543)
Total non-current liabilities	2,502	0.5	2,647	0.7	(145)
Total liabilities	254,233	54.5	142,356	38.9	111,877
Shareholders’ equity:
Common stock	66,551	14.3	66,248	18.1	303
Additional paid-in capital	70,772	15.2	70,469	19.3	303
Capital reserve	70,772		70,469		303
Retained earnings	99,484	21.4	86,697	23.7	12,787
Legal reserve	721		721		-
General reserve	75,650		63,650		12,000
Earned surplus carried forward	23,113		22,326		787
Treasury stock	(24,056)	(5.3)	(281)	(0.1)	(23,775)
Total shareholders’ equity	212,751	45.6	223,133	61.0	(10,382)
Valuation and translation adjustments:
Net unrealized loss on securities	288	0.0	863	0.3	(575)
Land revaluation reserve	(455)	(0.1)	(639)	(0.2)	184
Total valuation and translation adjustments	(167)	(0.1)	224	0.1	(391)
Total net assets	212,584	45.5	223,357	61.1	(10,773)
Total liabilities and net assets	¥466,817	100.0	¥365,713	100.0	¥101,104

(2) Non-Consolidated Statements of Income

	Yen in millions
	Year ended March 31				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
Net sales	¥134,324	100.0	¥189,253	100.0	¥(54,929)	(29.0)
Cost of sales	112,815	84.0	160,356	84.7	(47,541)	(29.6)
Gross profit	21,509	16.0	28,897	15.3	(7,388)	(25.6)
Selling, general and administrative expenses	14,194	10.6	14,917	7.9	(723)	(4.8)
Operating income	7,315	5.4	13,980	7.4	(6,665)	(47.7)
Other income	20,682	15.4	18,024	9.6	2,658	14.7
Interest income	1,632		2,414		(782)
Dividend income	17,954		14,550		3,404
Other	1,096		1,060		36
Other expenses	2,878	2.1	10,697	5.7	(7,819)	(73.1)
Interest expenses	937		1,596		(659)
Sales discount	100		168		(68)
Provision of allowance for doubtful accounts	320		-		320
Foreign exchange loss, net	878		8,453		(7,575)
Other	643		480		163
Recurring profit	25,119	18.7	21,307	11.3	3,812	17.9
Extraordinary gains	560	0.4	4,716	2.5	(4,156)	(88.1)
Gain from sale of fixed assets	3		5		(2)
Gain from sale of marketable securities	1		2		(1)
Gain from reversal of allowance for doubtful accounts	66		969		(903)
Technical income	-		3,247		(3,247)
Gain on sale of investment securities of affiliated companies	399		493		(94)
Gain on sale of investment in affiliated companies	91 179		- 434		91 (255)
Extraordinary losses		0.1		0.3		(58.8)
Loss on disposal of property, plant and equipment	28		30		(2)
Loss on write-down of investment securities	143		281		(138)
Loss on sale of investment securities of affiliated companies	-		120		(120)
Loss on impairment	6 2		3 -		3 2
Other
Income before income taxes	25,500	19.0	25,589	13.5	(89)	(0.3)
Income taxes (Current)	2,762	2.1	4,140	2.1	(1,378)
Income taxes (Deferred)	1,069	0.8	(70)	(0.0)	1,139
Net income	¥21,669	16.1	¥21,519	11.4	¥150	0.7

Note: Certain reclassifications in the income statement for the year ended March 31, 2008 have been made to conform to the presentation used for the year ended March 31, 2009.

(3) Non-Consolidated Statements of Shareholders' Equity

For the fiscal year ended March 31, 2009

	Yen in millions
	Shareholders' equity
	Common stock	Additional paid-in capital	Retained earnings			Treasury stock	Total shareholders' equity
		Capital reserve	Legal reserve	Other retained earnings
				General reserve	Earned surplus carried forward
Balance at March 31, 2008	¥66,248	¥70,469	¥721	¥63,650	¥22,326	¥(281)	¥223,133

Issuance of new shares	303	303					606
Cash dividends					(8,699)		(8,699)
General reserve				12,000	(12,000)		-
Net income					21,669		21,669
Purchase of treasury stock						(23,775)	(23,775)
Net increase / decrease during the term under review except in shareholders' equity					(183)		(183)
Total increase / decrease during the term under review	303	303	-	12,000	787	(23,775)	(10,382)
Balance at March 31, 2009	¥66,551	¥70,772	¥721	¥75,650	¥23,113	¥(24,056)	¥212,751

	Yen in millions
	Valuation and translation adjustments
	Net unrealized loss on securities	Land revaluation reserve	Total net assets
Balance at March 31, 2008	¥863	¥(639)	¥223,357

Issuance of new shares			606
Cash dividends			(8,699)
General reserve			-
Net income			21,669
Purchase of treasury stock			(23,775)
Net increase / decrease during the term under review except in shareholders' equity	(575)	183	(575)
Total increase / decrease during the term under review	(575)	183	(10,773)
Balance at March 31, 2009	¥288	¥(455)	¥212,584

For the fiscal year ended March 31, 2008

	Yen in millions
	Shareholders' equity
	Common stock	Additional paid-in capital	Retained earnings			Treasury stock	Total shareholders' equity
		Capital reserve	Legal reserve	Other retained earnings
				General reserve	Earned surplus carried forward
Balance at March 31, 2007	¥65,868	¥70,089	¥721	¥56,150	¥15,549	¥(262)	¥208,115

Issuance of new shares	380	380					760
Cash dividends					(7,242)		(7,242)
General reserve				7,500	(7,500)		-
Net income					21,519		21,519
Purchase of treasury stock						(19)	(19)
Net increase / decrease during the term under review except in shareholders' equity							-
Total increase / decrease during the term under review	380	380	-	7,500	6,777	(19)	15,018
Balance at March 31, 2008	¥66,248	¥70,469	¥721	¥63,650	¥22,326	¥(281)	¥223,133

	Yen in millions
	Valuation and translation adjustments
	Net unrealized loss on securities	Land revaluation reserve	Total net assets
Balance at March 31, 2007	¥1,529	¥(639)	¥209,005

Issuance of new shares			760
Cash dividends			(7,242)
General reserve			-
Net income			21,519
Purchase of treasury stock			(19)
Net increase / decrease during the term under review except in shareholders' equity	(666)		(666)
Total increase / decrease during the term under review	(666)	-	14,352
Balance at March 31, 2008	¥863	¥(639)	¥223,357

Notes regarding Going Concern Assumption

Not applicable.

Critical accounting policies

1. Securities:

(1) Investments in subsidiaries and affiliated companies:

Valuation at cost, with cost determined using the moving average method

(2) Other securities with fair value:

Stated at fair value based on market price as of March 31, 2009 (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

(3) Other securities not practicable to fair value:

Stated at cost determined using the moving average method.

2. Derivatives:

Stated at fair value

3. Inventories:

(1) Finished products, raw materials, work in process:

Cost method using the moving average method

(Method of devaluation of book values based on the reduction of profitability for values on the balance sheets )

(2) Supplies:

Cost method using the last purchase price method

(Method of devaluation of book values based on the reduction of profitability for values on the balance sheets )

Change in accounting policy

Accounting standard for Measurement of Inventories (ASBJ Statement No.9, 5 July 2006) are adopted from this fiscal period ended March 31, 2009.

As a result of the adoption of the new standard, the evaluation standards for finished products, raw materials and work in process were changed from stated at the lower of cost or market method with cost determined using the moving average method to cost method using the moving average method (method of devaluation of book values based on the reduction of profitability for values on the balance sheets). The standards for supplies were changed from stated at the lower of cost or market method with cost determined using the last purchase price method to cost method with cost determined using the last purchase price method (method of devaluation of book values based on the reduction of profitability for values on the balance sheets ).

There was no effect on profit or loss from above changes.

Change of representation of accounts in the non-consolidated financial statement

The non-consolidated financial statements are prepared based on the revised Rules for Financial statements in accordance with the provision of Item 5, paragraph 1, Article 2 of the supplementary rules of the “Cabinet Order for Partial Revision of Regulation for Terminology, Forms and Preparation of Financial Statement “(Cabinet Order No. 50 of 7 August 2008).

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining balance method (The lease asset is excluded.)

Stated based on the declining-balance method except for

(a)Buildings purchased after April 1, 1998, for which the straight-line method is applied. Major economic lives of tangible fixed assets are as follows:

Buildings and structures 3 to 50 years

Machinery and equipment 2 to 9 years

(b)Tangible fixed assets purchased on or before March 31, 2007 are depreciated in five years based on the straight line method from the fiscal year after the assets are depreciated to their depreciation limits.

(2) Intangible fixed assets: (The lease asset is excluded.)

Straight-line method

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

(3)Lease assets:

Straight-line method

The Lease period is considered as useful lives of lease assets, straight-line method utilizes the residual value of zero.

5. Accounting for deferred assets:

Recognized as expenses

6. Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on March 31, 2009, with the resulting difference included in gains or losses.

7. Accounting for allowances:

(1) Allowances for doubtful accounts:

Appropriate allowances are made for general receivables based on the historical rate of credit loss experienced. Specific doubtful accounts are investigated on an individual basis, and the amounts of estimated losses are provided.

(2) Accrued bonuses to employees:

Estimated amount for payment to employees

(3) Accrued severance and benefit costs:

Provision of employee retirement and severance benefits are stated on the projected benefit obligation less pension plan assets at the end of the fiscal year.

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 5 years) from the next fiscal year of its accrual.

Change in accounting policy

The Company adopted “Amendment of Accounting Standards for Retirement Benefits” “Part 3” (Accounting Standard No.19, which was issued on July 31, 2008) from the fiscal year ended March 31, 2009 voluntarily. Actuarial losses (gains) are recognized as incurred from the next fiscal year of its accrual. The changes in this accounting policy treatment did not have a material impact on the statements of income. Resulting from the adoption of these standards, our outstanding balance for retirement benefits is ¥395 million as of March 31, 2009.

8. Leases:

Lessee: Financial leases other than those that are deemed to transfer the ownership of the leased assets to the lessees are accounted for by a method applied to normal sales transactions.

Change of Important Items Regarding the Basis of Preparation of Financial Statements:

Accounting standards for lease transactions and guidance on accounting standards for lease transactions are adopted from this fiscal year ended March 31, 2009. The accounting treatment for financial lease transactions that do not transfer ownership were changed from by a method similar to ordinary rental transactions to by a method applied to ordinary sales and purchase transactions.

The accounting treatment for financial lease transactions that do not transfer ownership before this new rule were changed to the method applied to that do not transfer ownership. As a result, income before income taxes was decrease by ¥2 million.

9. Hedge activities:

(1) Hedge accounting policy:

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge:

(a) Method of hedge: Forward exchange contracts

(b) Object of hedge: Exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy:

In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(4) Evaluating effectiveness of hedging activities:

With regard to forward exchange contracts, Nidec omitted evaluating the effectiveness if the denominated currency, the notional amount, and the contract period are the same.

10. Other important items regarding the basis of preparation of financial statements:

(1) Accounting for consumption taxes:

Computed by the net of tax method

(2) Application of consolidated taxation system:

Consolidated taxation system

Notes to Non-Consolidated Balance Sheets

1. Depreciation amount deducted from acquisition cost of tangible fixed assets

	Yen in millions
	As of March 31, 2009	As of March 31, 2008
Buildings	¥26	¥26

2. Accumulated depreciation of tangible fixed assets

	Yen in millions
	As of March 31, 2009	As of March 31, 2008
Accumulated depreciation of tangible fixed assets	¥15,474	¥14,989

3. Deposits received included in the Cash Management System (CMS)

	Yen in millions
	As of March 31, 2009	As of March 31, 2008
Deposits received	¥19,771	¥16,998

4. Loan commitment agreements

The company concluded master agreements for CMS that have set out the availability granted among companies. The remaining portion of credit line which has not been loaned to the company under these agreements is as follows:

	Yen in millions
	As of March 31, 2009	As of March 31, 2008
Total availability granted by CMS	¥29,047	¥37,252
Used portion of credit line	18,467	18,676
Remaining portion of credit line	¥10,580	¥18,576
Number of subsidiaries	14 companies	15 companies

5. Contingent liabilities

As of March 31, 2009

Nidec guarantees the debt of Nidec Motors & Actuators (Spain),S.A. and Nidec Singapore Pte. Ltd. such as through keepwell agreement.

Affiliated company	Amount	Contents
Nidec Motors & Actuators(Spain),S.A.	¥242 million (1,866 thousand EUR)	Bank loan payable
Nidec Singapore Pte. Ltd.	¥443 million (6,851 thousand SGD)	Tax debt

As of March 31, 2008

Nidec guarantees the debt of Nidec Motors & Actuators (Spain),S.A. such as through keepwell agreement.

Affiliated company	Amount	Contents
Nidec Motors & Actuators(Spain),S.A.	¥295 million (1,866 thousand EUR)	Bank loan payable

Note to Non-Consolidated Statements of Income

1. Research and development expenses

	Yen in millions
	Year ended March, 31
	2009	2008
Research and development expenses included in SG&A expenses and cost of sales	¥13,937	¥15,604

Note to Statement of Shareholders' Equity

For the year ended March 31, 2009

1. Type and number of issued and outstanding

	(Unit: shares)
	Number of shares as of March 31, 2008	Increase during the fiscal year	Decrease during the fiscal year	Number of shares as of March 31, 2009
Common stock (Note)	144,987,492	87,588	-	145,075,080

Note: Increase in the number of 87,588 shares of common stock is due to conversions of convertible bonds.

2. Type and number of treasury stock

	(Unit: shares)
	Number of shares as of March 31, 2008	Increase during the fiscal year	Decrease during the fiscal year	Number of shares as of March 31, 2009
Common stock (Note)	47,495	5,735,376	-	5,782,871

Note: Increase in the number of 2,776 shares of common stock held in treasury is due to repurchase of odd-lot shares.

Increase in the number of 5,732,600 shares of common stock is based on the resolution of the board of directors.

3. New share and treasury stock acquisition rights

Breakdown of new share acquisition rights	Purpose of new share acquisition rights and stock category	New share acquisition rights by purpose (Number of shares)				Value as of March 31, 2009 (Yen in millions)
		March 31, 2008	Increase during the fiscal year	Decrease during the fiscal year	March 31, 2009
The yen-denominated convertible bonds with stock acquisition rights due 2008	Common stock	4,022,040	-	4,022,040	-	-

Note: Decrease in the number of 4,022,040 shares, "The yen-denominated convertible bonds with stock acquisition rights due 2008" in treasury is due to the decrease of 87,588 shares due to conversion and 3,934,452 shares due to the redemption on October 17, 2008.

4. Dividends

(1) Cash dividends paid

Date of resolution	Type of shares	Amount of dividend payment	Dividends per share	Record date	Effective date
Board of Directors Meeting on May 26, 2008	Common stock	¥4,348 million	¥30.00	March 31, 2008	June 10, 2008
Board of Directors Meeting on October 27, 2008	Common stock	¥4,351 million	¥30.00	September 30, 2008	December 5, 2008

(2) Dividends which have effective date is the next fiscal year

The declaration of dividends are as follows:

Date of resolution	Type of shares	Amount of dividend payment	Source of dividends	Dividends per share	Record date	Effective date
Board of Directors Meeting on May 21, 2009	Common stock	¥4,179 million	Retained earnings	¥30.00	March 31, 2009	June 8, 2009

For the year ended March 31, 2008

1. Type and number of issued and outstanding

	(Unit: shares)
	Number of shares as of March 31, 2007	Increase during the fiscal year	Decrease during the fiscal year	Number of shares as of March 31, 2008
Common stock (Note)	144,780,492	207,000	-	144,987,492

Note: Increase in the number of 207,000 shares of common stock is due to exercise of stock options.

2. Type and number of treasury stock

	(Unit: shares)
	Number of shares as of March 31, 2007	Increase during the fiscal year	Decrease during the fiscal year	Number of shares as of March 31, 2008
Common stock (Note)	44,966	2,529	-	47,495

Note: Increase in the number of 2,529 shares of common stock held in treasury is due to repurchase of odd-lot shares.

3. New share and treasury stock acquisition rights

Breakdown of new share acquisition rights	Purpose of new share acquisition rights and stock category	New share acquisition rights by purpose (Number of shares)				Value as of March 31, 2008 (Yen in millions)
		March 31, 2007	Increase during the fiscal year	Decrease during the fiscal year	March 31, 2008
Stock option (Note)	Common stock	232,000	-	232,000	-	-
The yen denominated convertible bonds with stock acquisition rights due 2008	Common stock	4,022,040	-	-	4,022,040	27,000

Note: Decrease in the number of 232,000 shares of stock option is due to the execution and invalid of the rights.

4. Dividends

(1) Cash dividends paid

Date of resolution	Type of shares	Amount of dividend payment	Dividends per share	Record date	Effective date
Board of Directors Meeting on May 26, 2007	Common stock	¥3,618 million	¥25.00	March 31, 2007	June 8, 2007
Board of Directors Meeting on October 26, 2007	Common stock	¥3,624 million	¥25.00	September 30, 2007	December 7, 2007

(2) Dividends which have effective date is the next fiscal year

Date of resolution	Type of shares	Amount of dividend payment	Source of dividends	Dividends per share	Record date	Effective date
Board of Directors Meeting on May 26, 2008	Common stock	¥4,348 million	Retained earnings	¥30.00	March 31, 2008	June 10, 2008

Notes to Marketable Securities

As of March 31, 2009

Investments in subsidiaries and affiliated companies available for fair value

	Yen in millions
	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥137,136	¥114,985	¥(22,151)

As of March 31, 2008

Investments in subsidiaries and affiliated companies available for fair value

	Yen in millions
	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥128,037	¥197,474	¥69,437

Notes to Accounting for income tax

1. Details for deferred tax assets and liabilities

	Yen in millions
	Year ended March 31
	2009	2008
Deferred tax assets (current):
Disallowed provisions for bad debts	¥319	¥261
Disallowed provisions for accrued bonus	355	730
Disallowed unpaid business tax	226	327
Write-down of inventories	45	153
Disallowed accrued expense	85	115
Allowed deferred credit	220	302
Others	29	32
Subtotal	1,279	1,920
Valuation allowance	(7)	(26)
Total	1,272	1,894

Deferred tax assets, net (current)	1,272	1,894

Deferred tax assets (non-current):
Valuation loss on investment securities	86	87
Disallowed depreciation	110	211
Disallowed loss on retirement of fixed assets	322	318
Accrued severance and benefit costs	593	514
Accrued retirement benefit to directors	9	9
Foreign tax credit to be unused	1,018	1,034
Allowed long-term deferred credit	336	559
Impairment loss of fixed assets	162	167
Loss on write-down of investments in subsidiaries	458	458
Disallowed advances paid	162	345
Others	9	9
Subtotal	3,265	3,711
Valuation allowance	(547)	(547)
Total	2,718	3,164

Deferred tax liabilities (non-current):
Net unrealized loss on securities	200	599
Total	200	599

Deferred tax assets, net (non-current)	¥2,518	¥2,565

2. Details for the difference between statutory rate of taxation and obligation rate based on the tax effect accounting

	Year ended March 31
	2009	2008
Statutory rate of taxation	41.0%	41.0%
(Adjustments)
Disallowed expenses such as entertainment	0.2	0.5
Disallowed profit such as dividend income	(5.4)	(5.2)
Foreign tax credit	(20.2)	(16.7)
Inhabitant tax per capita levy	0.1	0.1
Valuation allowance	(0.1)	(0.8)
Others	(0.6)	(3.0)
Obligation rate based on the tax effect accounting	15.0%	15.9%

Subsequent event

Not applicable

6. Change in Director

1. Proposed change in Representative Director

Not applicable

2. Proposed changes in other Members of the Board of Directors and Corporate Auditors

(1) Change in a position

Name	New position	Currently position
Yasunobu Toriyama	Member of the Board, Executive Vice President	Member of the Board, Executive Vice President and Chief Financial Officer
Tadaaki Hamada	Member of the Board, First Senior Vice President	Member of the Board, Senior Vice President
Masuo Yoshimatsu	Member of the Board, Senior Vice President and Chief Financial Officer	Member of the Board, Vice President

(2) New Full-time Corporate Auditor

Name	Currently position
Takashi Iwata	Vice President

(3) Retiring Corporate Auditor

Name	Currently position
Ryoji Takahashi	full-time Corporate Auditor

Ryoji Takahashi will be appointed as Non Full-time Corporate Auditor and Full-time Corporate Auditor of Nidec Sankyo Corporation on June 15, 2009.

3. Proposed changes in Executive Officers

(1) New Executive Officers

Name	Currently position
Tatsuya Nishimoto	Executive Officer ,Sumitomo Mitsui Banking Corporation
Mitsuru Tsuyoshi

Representative Director and President, Nidec (H.K.) Co., Ltd., Representative Director and Chairman, Nidec Taiwan Corporation, Representative Director and Chairman, Nidec (Shanghai) International Trading Co., Ltd., Member of the Board and President, Nidec (New Territories) Co., Lｔｄ.

Chiaki Sano	Senior General Manager Finance Dept.

(2) Change in position

Name	New position	Currently position
Tsuyoshi Takahashi	Senior Vice President	Vice President

(3) Retiring Executive Officers

Name	Currently position
Takashi Iwata	Vice President
Akira Kagata	Vice President

Takashi Iwata will be appointed as Full-time Corporate Auditor on June 23, 2009.

Akira Kagata will be appointed as Full-time Corporate Advisor on June 23, 2009.

Election of new directors will be submitted for, and subject to, approval at the Company's Ordinary General Meeting of Shareholders to be held on June 23, 2009.

Special Mentions

(1) Summary of Consolidated Financial Performance for the year ended March 31, 2009

	Yen in millions (except for per share amounts)
	Year ended March 31		Increase or decrease	Three months ended March 31		Increase or decrease
	2009	2008		2009	2008

Net sales	¥613,458	¥728,756	(15.8)%	¥107,052	¥179,535	(40.4)%
Operating income	51,806	77,542	(33.2)%	990	20,005	(95.1)%
Ratio of operating income to net sales	8.4%	10.6%		0.9%	11.1%
Income from continuing operations before income taxes	47,029	64,255	(26.8)%	5,726	10,140	(43.5)%
Ratio of income before income taxes to net sales	7.7%	8.8%		5.3%	5.6%
Net income	28,353	41,156	(31.1)%	5,290	6,853	(22.8)%
Ratio of net income to net sales	4.6%	5.6％		4.9%	3.8%
Net income per share -basic	¥197.42	¥284.00		¥37.67	¥47.28
Net income per share -diluted	¥194.12	¥276.29		¥-	¥46.01

Total assets	¥702,884	¥671,714
Shareholders’ equity	297,148	319,584
Shareholders’ equity to total assets	42.3%	47.6%
Shareholders’ equity per share	¥2,133.27	¥2,204.94

Net cash provided by operating activities	¥66,231	¥94,816
Net cash used in investing activities	(52,659)	(43,724)
Net cash provided by (used in) financing activities	91,160	(27,280)
Cash and cash equivalents at end of period	¥200,966	¥100,809

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	131
Number of affiliated companies accounted for under the equity method:	3

(3) Change in Scope of Consolidation and Application of Equity Method

Change from March 31, 2008
Number of companies newly consolidated:	6
Number of companies excluded from consolidation:	3
Number of companies newly accounted for by the equity method:	-
Number of companies excluded from accounting by the equity method:	2